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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-10378

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg CEDEX 9
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                        Form 40-F    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐                                  No     ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated August 31, 2004, relating to the new composition of Aventis Supervisory Board and Management Board.
99.2	Press release, dated August 31, 2004, relating to approval of dividend at Annual General Meeting of Hoechst AG.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)
Date: August 31, 2004	By:	/s/ DIRK OLDENBURG Name: Dirk Oldenburg Title: General Legal Counsel

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EXHIBIT LIST
Signatures